200 East Randolph Drive
Chicago, Illinois 60601

James S. Rowe
To Call Writer Directly:	312 861-2000
312 861-2191		Facsimile:
jrowe@kirkland.com	www.kirkland.com	312 861-2200
July 2, 2007
VIA EDGAR SUBMISSION AND
OVERNIGHT DELIVERY

Securities and Exchange Commission
100 F Street, N.E.
Washington, D.C. 20549
Attention:	Anne Nguyen Parker
Jason Wynn
Karl Hiller
Lily Dang

Re:	Horsehead Holding Corp.
Amendment No. 2 to Registration Statement on Form S-1
File Number 333-142113
Ladies and Gentlemen:
     Horsehead Holding Corp., a Delaware corporation (the “Company”), has today filed with the Securities and Exchange Commission (the “Commission”), pursuant to the requirements of the Securities Act of 1933, as amended, and Regulation S-T thereunder, an Amendment No. 2 (the “Amendment”) to its Registration Statement, file number 333-1421113 on Form S-1 (as amended, the “Registration Statement”).
     On behalf of the Company, we are writing to respond to the comments raised in the letter from the staff of the Commission (the “Staff”) to the Company dated June 19, 2007. The responses below correspond to the captions and numbers of those comments (which are reproduced below in italics). For your convenience, copies of the Amendment are enclosed, and have been marked to show changes from Amendment No. 1 to the Registration Statement on Form S-1 filed by the Company with the Commission on June 6, 2007. References to page numbers in our responses are to page numbers of the Amendment. Capitalized terms used in this letter but not otherwise defined have the meanings assigned to them in the Amendment.

Securities and Exchange Commission
July 2, 2007

Amendment No. 1 to Registration Statement on Form S-1
General
1.	We note your response to prior comment 3, and we reissue it. Please revise your prospectus cover page and plan of distribution section to specifically state that the selling shareholders will sell at a price of $[___] (or a range) per share until your shares are quoted on The Nasdaq Global Market or an exchange and, thereafter, at prevailing market prices or privately negotiated prices.

We have added the requested disclosure to the registration statement in response to the Staff’s comment. We will include the specific price range in an amendment to the Registration Statement filed prior to effectiveness. See the cover page and page 110 of the prospectus.
Prospectus Summary
2.	We note to prior comments 6 and 7 and reissue them in part. Continue to revise the summary section to balance your disclosure with your challenges and the risks facing your company. For example, discuss your need to perform additional maintenance that had been deferred by your predecessor.

We have revised the prospectus summary in response to the Staff’s comment. See, for example, page 4 of the prospectus.
Recent Developments, page 4
3.	We note your response to prior comment 13, and we reissue it in part. Please explain why you needed authorization by the U.S. Federal Energy Regulatory Commission of your proposed application of the net proceeds. For instance, it remains unclear whether this is a standard procedure or was required for a particular reason. We may have further comment.

We have added the requested disclosure to the registration statement in response to the Staff’s comment. See page 4 of the prospectus.

Securities and Exchange Commission
July 2, 2007

Industry Overview, page 51
4.	We note your response to prior comment 12. Please quantify for us the “nominal subscription fees” to which you refer. We may have further comment.

The Company, like many other industry participants, obtains information from CRU International pursuant to monthly subscriptions. The Company paid approximately $2,000 in subscription fees to CRU during fiscal 2006 in exchange for its monitor reports, which include the historical data cited in this prospectus as having been provided by CRU. The Company also pays additional amounts of between $6,000-8,000 to obtain quarterly books containing other industry information, including the industry projections cited in this prospectus. The Company obtained all other industry data cited in the prospectus from publicly available sources at no cost to the Company.
Risk Factors, page 8
5.	We note your response to prior comment 19. However, it appears you have added mitigating language, such as in your discussion of how the strike at one of your plants did not have a material adverse effect on certain operations because of its short duration and your effective contingency plans. Please revise to focus on the risks associated with such strikes. If appropriate, you may discuss other details later in the prospectus.

In response to the Staff’s comment, we have further revised the disclosure in the “Risk Factors” section of the prospectus to remove mitigating language and to highlight the risks associated with potential labor actions at any of the Company’s facilities. See page 11 of the prospectus.
Selected Historical Consolidated Financial and Other Information, page 20
6.	We note that in response to prior comment 25, you revised your disclosure and presentation to reflect your predecessor financial statements on a U.S. GAAP basis, including the recognition of a $54.9 million impairment charge to reduce the carrying value of your predecessor’s long-lived assets to their estimated fair value as of December 23, 2003. However, we note that you classify this impairment charge as a non-operating other income (expense) item on page 21. Ordinarily, the presentation of this type of charge would need to be above, and included within, the measure of income (loss) from operations to comply with paragraph 25 of SFAS 144.

We have reclassified the impairment charges as operating expenses, and included in income (loss) from operations, in response to the Staff’s comment. See page 23 of the prospectus.

Securities and Exchange Commission
July 2, 2007

7.	The ordering of the columnar information in your financial statements is not consistent with the ordering of the corresponding information under this heading or in your prospectus summary. Please revise the presentation of your tabular financial information throughout the filing as necessary so that the ordering of columns, having periodic results or other measures, appear consistently, reading from left to right across the page (e.g. 2004, 2005, 2006; or 2006, 2005, 2004), as discussed in SAB Topic 11:E.

In response to the Staff’s comment, we have revised the ordering to the columnar information throughout the Company’s financial statements and related notes. See, for example, pages F-2 through F-5 and F-14 through F-17 of the prospectus.
Management’s Discussion and Analysis of Financial Condition..., page 22
Overview, page 22
8.	We note your response to prior comment 27, and that the need to perform additional maintenance on key equipment has prevented you from taking full advantage of the consumption increase. Please quantify the impact the additional maintenance has had on your production capacity. In addition, please disclose whether you continue to perform needed additional maintenance, and if so, how long you expect this process to continue.

We have added the requested disclosure to the registration statement in response to the Staff’s comment. See pages 24-25 of the prospectus.
Selling, general and administrative expenses, page 31
9.	We note your response to prior comment 29. If true, please clarify that the revised disclosure on page 34 explaining the terms of a management services agreement between you and an affiliate of Sun Capital concerns the same management services agreement between you and Sun Capital Partners Management III, LLC, which you refer to on page 31.

In response to the Staff’s comment, we have revised the disclosure to clarify that the Company was party to one management services agreement between the Company and Sun Capital Partners Management III, LLC. See, e.g., pages 25, 33 and 98 of the prospectus.

Securities and Exchange Commission
July 2, 2007

Management, page 57
10.	We note your response to prior comment 39. Please disclose the arrangement pursuant to which Mr. Terry was elected. See Item 401(a) of Regulation S-K.

Mr. Terry resigned as a director of the Company on June 11, 2007. Therefore, he will no longer be listed as a director in the prospectus.
Compensation Discussion and Analysis, page 61
11.	We note your response to prior comment 43. You identify six companies that you expect will provide a relevant benchmark for comparison and state that the CEO will provide recommendations to the compensation committee “based on this data.” Please expand to discuss in more detail how you will use the information you obtain from your benchmarking to establish compensation. For example, do you have a policy for setting the pay of your executive officers within a specified range of the compensation levels of these companies? If you do not have specific guidelines on use of this data, please disclose this. Please also clarify whether these benchmarks will be used only for base salary or for other elements of compensation.

We have added the requested disclosure to the registration statement in response to the Staff’s comment. See page 63 of the prospectus.

12.	We note your disclosure on page 63. Please disclose the reasons and the factors considered in the decision in 2006 to increase the amount of the bonus eligible to your named executive officers, which increase appears to have resulted in cash bonuses that exceeded the pre-determined maximum percentages of base salary set forth in each officer’s employment agreement. See Item 402(b)(2)(ix) of Regulation S-K. Discuss how you took the pre-determined maximum percentages into account in determining the cash bonuses, and whether you intend to or have the discretion to exceed these pre-determined maximums in the future. Clarify whether the one-time bonuses discussed on page 64 were subject to the pre-determined maximums.

We have added the requested disclosure to the registration statement in response to the Staff’s comment. See page 65 of the prospectus.

13.	We note your response to prior comment 44 and your disclosure on page 64 regarding the one-time bonuses. We further note that Mr. Hensler received a bonus that was roughly four times greater than that received by Messrs. Scherich and Alavi in connection with the November private placement. Please expand to discuss how the amount of the bonus was determined and how the bonus was structured to reflect, if at all, the named executive officer’s individual performance or individual contribution. See Item 402(b)(1)(v) and (b)(2)(vii) of Regulation S-K and Release 8732A, Section II.B.1. Provide similar disclosure with respect to the other bonuses awarded, such as in

Securities and Exchange Commission
July 2, 2007

connection with the October 2006 dividend and the bonus associated with the filing of the Form S-1.

We have added the requested disclosure to the registration statement in response to the Staff’s comment. See pages 66-67 of the prospectus.
Certain Relationships and Related Transactions, page 94
14.	We note your response to prior comment 51. Please revise the prospectus to include the information found in your response relating to the arrangements entered into in connection with the acquisition of the Company’s business by Sun Capital.

We have added the requested disclosure to the registration statement in response to the Staff’s comment. See pages 97 through 100 of the prospectus.
Note B — Summary of Significant Accounting Policies, page F-18
Shipping and Handling Fees and Costs, page F-19
15.	We note your response to prior comment 56 indicating that while you have reclassified shipping and handling costs incurred to move product from your place of business to the buyer’s designated location to cost of sales, you view costs incurred to move EAF dust to your facilities as a “component of revenue” that should be included as an offset.

Although we understand your view on the applicability of EITF 00-10, given the definition outlined in paragraph 3, we do not see how this alone supports recording the costs as an offset to the service fees you collect in revenue. Since you are receiving service fees for removing the EAF dust, tell us why you would not need to report these revenues, and the related costs of moving the EAF dust, on separate lines in your Statements of Income to comply with Rule 5-03(b) of Regulation S-X. And for any arrangements under which you obtain EAF dust without generating revenues, tell us why you believe the costs of moving the material to your facilities would not represent an inventoriable cost, following the guidance in ARB 43, paragraph 5 of Chapter 4. Please submit a schedule quantifying the amounts in question.

In addition, we note your disclosure in the second paragraph on page 51, stating that in many cases, “...customers are also suppliers of secondary materials” to you. Please indicate the extent to which suppliers of EAF dust also purchase your products; and for these arrangements, explain how you have negotiated the service of removing EAF dust, relative to the sales of products, with emphasis on any correlation between the terms for quantities and pricing, and the timing of payment, hauling, and delivery.

In response to the Staff’s comment, the Company has revised the prospectus to reflect the application of EITF 00-10 to shipping and handling costs incurred in connection with

Securities and Exchange Commission
July 2, 2007

EAF dust service fee revenue, including the reclassification of related costs as costs of sales in the Company’s income statement and all related disclosures.

The Company has reviewed Rule 5-03 of Regulation S-X and acknowledges the 10% disclosure threshold for revenues and related costs on the face of the income statement. We note that this percentage falls below the 10% threshold for fiscal 2006 if we take into consideration the negative mark to market adjustment that is included in revenues. As a result, the Company has not disclosed the relevant information on the face of the financial statements. However, the Company has disclosed the percentage of revenue derived from service fees on page 1 of the prospectus and the dollar amounts of the components on pages 27 and F-19 of the prospectus.

We respectfully advise the Staff that the Company has no arrangements whereby it obtains EAF dust without generating revenue, and therefore that it does not incur costs in connection with moving this material that is not associated with revenue generation. Furthermore, we note for the Staff that suppliers of the Company’s EAF dust do not purchase its zinc products, generally because their requirements call for a different grade of zinc than what the Company produces. We have added disclosure to this effect to page 53 of the Prospectus.
Note R — Subsequent Events, page F-36
16.	We have read your response to prior comment 59, indicating that you have received FERC authorization to repurchase certain shares and to redeem certain warrants; thereby alleviating the prospect of having to redeem any of the shares issued in your April 2007 private placement. Please update your disclosure under this heading with your new information, consistent with your presentation on Page F-12.

In response to the Staff’s comment, the Company has conformed Note R of its financial statements to Note M. See page F-12 and F-36 of the Prospectus. In addition, the Company has revised page F-13 of the Prospectus to change the relevant date to May 8, 2007.
     The Company has today filed with the Commission an additional registration statement on Form S-1, pursuant to which the Company intends to register additional shares of the Company’s common stock to be sold in an underwritten public offering. We have attempted to reflect all of the Staff’s comments to the Registration Statement in this additional registration statement, including those set forth in the Staff’s June 19, 2007 letter, and believe that the only substantial differences between the two registration statements relate to the nature of the offerings themselves.

Securities and Exchange Commission
July 2, 2007

     Separately, we respectfully advise the Staff that the Company has revised the disclosure on pages 2 and 42 of the Prospectus to reflect that industry analysts currently anticipate that continued growth in global zinc demand the historically low zinc stocks will continue through 2008, rather than 2007 as previously disclosed in the Registration Statement. We have attached a report to this effect as Annex A to this letter. In addition, the Company now expects to include artwork in each prospectus used in connection with the Company’s registration statements. We have attached for the Staff’s review as Annex B to this letter the artwork the Company intends to use in each prospectus.
     Finally, the Company will furnish a letter at the time it requests acceleration of the effective date of the Registration Statement acknowledging the statements set forth in the Staff’s original comment letter.
     We hope that the foregoing has been responsive to the Staff’s comments. Please do not hesitate to contact me at the number above or Gregory C. Vogelsperger at (312) 861-3343 with any further questions or comments regarding this filing.

Sincerely,

/s/ James S. Rowe
James S. Rowe

cc:	James M. Hensler
Robert D. Scherich
Ali Alavi
Horsehead Holding Corp.